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                                                                    Exhibit 99.3

July 25, 2000

The Board of Directors
Shore Bancshares, Inc.
109 North Commerce Street
Centreville, MD 21617

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Shore Bancshares, Inc. ("Shore") of the Plan and Agreement to Merge (the "Agreement") dated July 25, 2000 pursuant to which Talbot Bancshares, Inc. ("Talbot") will combine with and into Shore by means of a merger. Under the terms of the Agreement, each outstanding share of Talbot common stock will be converted into 2.85 shares of Shore common stock.

Garland McPherson & Associates, Inc., as part of its investment banking and bank consulting business, is routinely engaged in the valuation of financial institution securities for a variety of purposes, including mergers and acquisitions, and the determination of adequate consideration in such transactions.

For purposes of this opinion, we reviewed and analyzed information pertaining to the financial and operating condition of Shore and Talbot. This review included, but was not limited to: (i) the Agreement and exhibits thereto; (ii) financial and other information which was publicly available or provided to us by Shore and Talbot, which was prepared by Shore, Talbot and others; (iii) certain financial information relating to the banking industry in general; (iv) the respective history of dividends paid by the two institutions; (v) our evaluation of future prospects for the merged institution; and (vi) such other financial reviews, analyses, and investigations as we deemed appropriate.

In rendering our opinion, we conducted discussions with members of senior management of Shore and Talbot concerning their respective businesses and prospects and have relied on the accuracy and completeness of information and representations delivered to us by Shore and Talbot and their officers, directors, counsel, and other agents. We have not independently verified the information reviewed by us (either publicly available or provided to us by Shore and Talbot) and, in rendering our opinion, have relied upon such information as being complete and accurate in all material respects.

We have assumed that the allowances for loan losses indicated on the balance sheets of Shore and Talbot as of March 31, 2000 are adequate to cover such losses. We have not reviewed the loan files of Shore or Talbot, nor did we make an independent valuation or appraisal of the assets and liabilities of Shore and Talbot.
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We assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions would be imposed on Talbot that would have a material adverse effect on the contemplated benefits of the Merger to Shore. We further assumed that no change would occur in applicable law or regulation that would cause a material adverse change in the prospects or operations of the resulting organization after the Merger. We express no opinion as to the tax consequences of the merger to Shore and its shareholders.

Our conclusion is based on the market, economic and other conditions prevailing as of the date hereof and the current conditions and prospects of Shore and Talbot. Events occurring subsequent to this date could materially affect the assumptions and conclusions contained in our opinion. We express no opinion as to what the value of combined organization's common stock will be at the time the Merger is consummated. Our opinion pertains only to the financial consideration of the Merger and does not constitute a recommendation to the Board of Shore or a recommendation as to how Shore shareholders should vote with regard to the Merger.

Based upon and subject to the foregoing, it is our opinion as of the date hereof, that the exchange ratio is fair, from a financial point of view, to the shareholders of Shore Bancshares, Inc.

Sincerely,


Garland McPherson & Associates, Inc.

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